

July 13, 2009

Mr. Greg Van Staveren
Chief Financial Officer
Starfield Resources Inc.
130 Adelaide Street, Suite 2210
Toronto, Ontario
Canada M5H 3P5

> **Re: Starfield Resources Inc.**
> **Form 20-F for the Fiscal Year Ended February 29, 2008**
> **Filed August 22, 2008**
> **Form 20-F for the Fiscal Year Ended February 28, 2009**
> **Filed June 3, 2009**
> **Response Letter Submitted June 3, 2009**
> **File No. 0-29948**

Dear Mr. Van Staveren:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended February 28, 2009

Item 6. Directors, Senior Management and Employees, page 30

Item 6.B. Compensation, page 33

1.   Please disclose the amount of compensation paid, and benefits in kind granted, to your executive officers for your fiscal year ended February 28, 2009. See Item 6.B.1. of Form 20-F.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director